Exhibit 99.3

广深铁路股份有限公司
GUANGSHEN RAILWAY COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China)
（於中華人民共和國註冊成立之股份有限公司）
(Stock Code / 股份代號：00525)

NOTIFICATION LETTER 通知信函

28 April 2020

Dear Registered holder,

Guangshen Railway Company Limited (the "Company")
– Notice of Publication of Circular and Notice of 2019 Annual General Meeting (Collectively "Current Corporate Communication")

The English and Chinese versions of the Company's Current Corporate Communication are available on the Company's website at www.gsrc.com and the HKEXnews' website of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") at www.hkexnews.hk, or the arranged printed form(s) of Current Corporate Communication are enclosed (if applicable).

You may at any time choose to receive free of charge Corporate Communications(Note) either in printed form, or read the website version; and either in English language version only, Chinese language version only or both language versions, notwithstanding any wish to the contrary you have previously conveyed to the Company. If you want to change the choice of language and means of receipt of all future corporate communications, please complete and sign the Change Request Form printed at the reverse side of this letter and send it to the Company's H Share Registrar, c/o Hong Kong Registrars Limited (the "Hong Kong Share Registrar"), using the mailing label and need not to affix a stamp when returning (if posted in Hong Kong). Otherwise, please affix an appropriate stamp and send to the Hong Kong Share Registrar, the address is 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong. The Change Request Form may also be downloaded from the Company's website at www.gsrc.com or the HKEXnews' website of the Stock Exchange at www.hkexnews.hk.

If you want to receive another printed version of the Current Corporate Communication, please write or send email at gsrc.ecom@computershare.com.hk to the Company c/o the Hong Kong Share Registrar specifying your name, address and request. Even if you have chosen (or are deemed to have consented) to receive all future Corporate Communications via website version but for any reason you have difficulty in receiving or gaining access to the Current Corporate Communication, the Company will promptly upon your request send the Current Corporate Communication to you in printed form free of charge.

Should you have any queries relating to this letter, please contact the Company by calling its hotline at (852) 2862 8688 during business hours (9:00a.m. to 6:00p.m., Monday to Friday, excluding Hong Kong public holidays).

Yours faithfully,
Guangshen Railway Company Limited

Note: Corporate Communications include but not limited to (a) the directors' report, its annual accounts together with a copy of the auditors' report and, where applicable, its summary financial report; (b) the interim report and, where applicable, summary interim report; (c) a notice of meeting; (d) a listing document; (e) a circular; (f) a proxy form; and (g) a attendance confirmation reply form.

各位登記持有人：

廣深鐵路股份有限公司（「本公司」）
－2019 年度股東周年大會通函及通告之發佈通知（合稱「本次公司通訊文件」）

本公司的本次公司通訊文件中、英文版本已上載於本公司網站(www.gsrc.com)及香港聯合交易所有限公司（「聯交所」） 披露易網站(www.hkexnews.hk)， 歡迎瀏覽， 或按安排附上本次公司通訊文件之印刷本(如適用)。

儘管閣下早前曾向本公司作出公司通訊文件(附註)收取方式或語言版本的選擇， 但仍可以隨時更改有關選擇， 轉為以印刷本或網上方式收取、或只收取英文版本、或只收取中文版本； 或同時收取中、英文版本，費用全免。如閣下欲更改今後所有公司通訊之語言版本及收取方式，請填妥及簽署在本函背面的更改指示回條，並使用隨附之郵寄標籤及毋須貼上郵票（如在香港投寄）；否則，請貼上適當的郵票，寄回本公司 H 股證券登記處香港證券登記有限公司（「香港證券登記處」），地址為香港灣仔皇后大道東 183 號合和中心 17M 樓。更改指示回條亦可於本公司網站(www.gsrc.com)或聯交所披露易網站(www.hkexnews.hk)內下載。

如閣下欲收取本次公司通訊文件之另一語言印刷本，請以書面或電郵方式 gsrc.ecom@computershare.com.hk 送交到香港證券登記處，請註明閣下的姓名，地址及要求。如閣下已選擇以網上方式收取日後所有公司通訊文件（ 或被視為已同意以網上方式收取）但因任何理由未能收取或閱覽本次公司通訊文件，閣下只要提出要求， 本公司將儘快向閣下寄上所要求的本次公司通訊文件的印刷版本，費用全免。

如閣下對本函件有任何疑問，請於營業時間內（ 星期一至星期五，上午九時至下午六時，香港公眾假期除外）致電本公司熱線(852)2862 8688查詢。

廣深鐵路股份有限公司
謹啓

20 20 年 4 月 28 日

附註：公司通訊文件包括但不限於：(a)董事會報告、年度財務報表連同核數師報告及如適用，財務摘要報告；(b)中期報告及如適用，中期摘要報告；(c)會議通知；(d)上市文件；(e)通函；(f)投票代理委託書及(g)確認出席回執。

GRCH-28042020-1(0)

+     CCS7299 GRCH ( a joint stock limited company incorporated in the People’s Republic of China)
（於中華人民共和國註冊成立之股份有限公司） ( Stock Code
/ 股份代號： 00525 ) To: Guangshen Railway Company Limited (the “Company”)
c/o Hong Kong Registrars Limited 17M Floor, Hopewell Centre,
183 Queen’s Road East, Wanchai, Hong Kong 致： 廣深鐵路股份有限公司（「本公司」）
經香港證券登記有限公司香港灣仔皇后大道東 183 號
合和中心 17M 樓 I/We would like to receive the current and future Corporate Communications of the Company in the manner as indicated below: 本人/我們希望日後以下列方式收取本次及將來公司通訊文件：
(Please mark ONLY ONE（X）of the following boxes)
(請從下列選擇中，僅在其中一個空格內劃上「X」號) â–¡ to read the Website version of all current and future Corporate Communications published on the Company’s website in place of receiving printed copies and receive a printed notification of the publication of the Website Version; OR
瀏覽在公司網站發表之所有本次及將來公司通訊文件網上版本，以代替收取印刷本並收取公司通訊文件網上版本已刊發的通
知信；或 â–¡ to receive the printed English version of all current and future Corporate Communications ONLY; OR
僅收取所有本次及將來公司通訊文件之英文印刷本；或
â–¡ to receive the printed Chinese version of all current and future Corporate Communications ONLY; OR
僅收取所有本次及將來公司通訊文件之中文印刷本；或
â–¡ to receive both printed English and Chinese versions of all current and future Corporate Communications.
同時收取所有本次及將來公司通訊文件之英文及中文印刷本。
Signature: 簽名 Contact telephone number:    Date:
聯絡電話號碼     日期 Notes: 附註： 1. Please complete all your details clearly.
請閣下清楚填妥所有資料。 2. Any form with more than one box marked (X), with no box marked (X), with no signature or otherwise incorrectly completed will be void.
如在本回條作出超過一項選擇、或未有作出選擇、或未有簽署、或在其他方面填寫不正確， 則本回條將會作廢。 28042020 10 3.
The above instruction will apply to all current and future Corporate Communications to be sent to you until you notify otherwise by reasonable notice in writing to the Company’s H Share Registrar, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.
上述指示適用於將來發送予閣下之所有本次及將來公司通訊文件，直至閣下發出合理書面通知予本公司之 H 股證券登記處，香港證券登記有限公司，地址為香港
灣仔皇后大道東 183 號合和中心 17M 樓另作選擇為止。 4. If you have any difficulty in receiving or gaining access to the Current Corporate Communication for any reason, the Company will promptly upon your notice send the printed version of the Current Corporate Communication to you free of charge. 閣下因任何理由以致在收取或接收本次公司通訊出現困難，本公司將於接到閣下通知後，立即向閣下免費發送本次公司通訊的印刷本。 5. For the avoidance of doubt, we do not accept any special instructions written on this Change Request Form. 為免存疑，任何在本更改指示回條上的額外手寫指示，本公司將不予處理。